Exhibit 99.1

MY Reports First Quarter Unaudited Results, Signed Order Backlog Reaches 3.3GW

ZHONGSHAN, China, May 21, 2014 — China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Operating and Financial Highlights:

•	Total wind turbine generators (“WTGs”) for which revenue was recognized amounted to an equivalent wind power project output of 386.0MW, or 224 units of 1.5MW and 25 units of 2.0MW WTGs, an increase of 57.2% compared to 245.5MW in Q1 2013.

•	Total revenue was RMB1,224.0 million (US$196.9 million), an increase of 52.0% compared to RMB805.4 million in Q1 2013.

•	Gross profit was RMB192.0 million (US$30.9 million), compared to RMB89.7 million in Q1 2013. Gross margin was 15.7%, an increase of 4.6 percentage points compared to 11.1% in Q1 2013.

•	Total comprehensive income was RMB185.8 million (US$29.9 million), compared to that of RMB4.5 million in Q1 2013. Total comprehensive income for the period excluding the one-off gain on loss of control of subsidiaries was RMB61.3 million (US$9.9 million),

•	Basic earnings per share and diluted earnings per share were RMB1.54 (US$0.25) and RMB1.51 (US$0.24), respectively, compared to basic and diluted earnings per share of RMB0.19 and RMB0.19 in Q1 2013.

“We have signed new orders of 671.5MW during the quarter, and our signed orderbook continues to grow strongly and has now reached a historic high of 3.3GW,” commented Mr. Chuanwei Zhang, chairman and chief executive officer of Ming Yang. “This continues the trend established in late 2013. Benefiting from the increased demand from our customers we had been able to take advantage of larger economies of scale and our direct cost per kW had continued to decrease by 3.1 percentage points and 6.9 percentage points for our 1.5MW and 2.0MW WTGs respectively, compared with the corresponding period in 2013. Our gross margin for 2.0MW WTGs was approximately 16.6%, which was 1.6 percentage points higher than the gross margin of our 1.5MW WTGs. Our orderbook for the 2.0MW WTGs continues to increase and we expect to continue to benefit from the trend towards higher megawatt WTGs in China.

As China continues to work towards a cleaner environment, we expect wind power to continue to become a viable alternative to traditional sources of power generation. We have already seen our customers taking advantage of this opportunity, and we expect the upstream supply chain including Ming Yang to be in a stronger position to harness this market trend.”

First Quarter 2014 Operating Data and Unaudited Financial Results

Revenue

Revenue in the first quarter of 2014 was RMB1,224.0 million (US$196.9 million), which increased by 52.0% comparing to that of 2013. The recognized revenue of WTGs amounted to an equivalent wind power project output of 386.0MW, or 224 units of 1.5MW and 25 units of 2.0MW WTGs. For the corresponding period of 2013, the output was 245.5MW, or 112 units of 1.5MW, 35 units of 2.0MW, and 3 units of 2.5MW WTGs. The 52.0% increase of total revenue was mainly due to a 66.0% increase in the number of WTGs commissioned compared with the first quarter of 2013.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2014 was RMB192.0 million (US$30.9 million), compared to that of RMB89.7 million in the first quarter of 2013. Gross margin in the first quarter of 2014 was 15.7%, compared to that of 11.1% for the corresponding period in 2013. The improvement in gross margin was because we were able to take advantage of larger economies of scale. On an adjusted basis, should warranty provisions be excluded from cost of sales, our gross margin would be 18.9% for the first quarter of 2014, compared to 14.1% in the corresponding period of 2013.

Selling and Distribution Expenses

Selling and distribution expenses were RMB30.9 million (US$5.0 million) for the first quarter of 2014, compared to RMB31.3 million for the corresponding period in 2013, representing a decrease of 1.3%.

Administrative Expenses

Administrative expenses were RMB68.1 million (US$11.0 million) for the first quarter of 2014, compared to RMB62.2 million for the corresponding period in 2013, representing an increase of 9.6%. The increase in administrative expenses was a combined result of (1) the additional provision for bad debts against trade receivables recorded in the first quarter of 2014, and (2) the effect to exclude administrative expenses incurred by our previously Indian subsidiary, Global Wind Power Limited (“GWPL”), as we deconsolidated GWPL since January 1, 2014 (as detailed below).

Research and Development Expenses

Research and development expenses were RMB19.6 million (US$3.2 million) for the first quarter of 2014, compared to RMB17.7 million for the corresponding period in 2013, representing an increase of 10.5%. The increase was primarily due to more research and development activities carried out in the first quarter of 2014.

Finance Income

Our finance income were RMB37.2 million (US$6.0 million) for the first quarter of 2014, compared to RMB86.8 million for the corresponding period in 2013. The decrease in finance income is mainly because the finance income in the first quarter of 2013 included a gain of RMB49.9 million from the disposal of shares of Huadian Fuxin Energy Corporation Limited (HKEx: 00816).

Finance Expenses

Our finance expenses were RMB41.6 million (US$6.7 million) for the first quarter of 2014, compared to RMB66.1 million for the corresponding period in 2013. The decrease in finance expenses was mainly because the finance expenses in the first quarter of 2013 included interest expenses of RMB16.7 million incurred by GWPL, which we deconsolidated since January 1, 2014.

Gain on Loss of Control of Subsidiaries

There was a gain on losing control of subsidiaries of RMB124.5 million (US$20.0 million) that was recognized during the first quarter of 2014 as a result of our deconsolidation of GWPL and accounted for GWPL as a joint venture under equity method of accounting from January 1, 2014, pursuant to our waiver of certain voting power in GWPL. The gain was recognized as a result of such deconsolidation, which mainly represented the difference between the carrying amount of net liabilities of GWPL, including goodwill allocated to it at the date of deconsolidation, and the carrying amount of GWPL’s non-controlling interest and the carrying amount of our investment in GWPL as a joint venture, which was nil, on the same date. There was no such gain in the first quarter of 2013.

Profit Before Income Tax

Profit before income tax was RMB200.5 million (US$32.2 million) for the first quarter of 2014, compared to RMB3.7 million in the corresponding period of 2013.

Income Tax Expense

Income tax expense was RMB13.2 million (US$2.1 million) for the first quarter of 2014, compared to RMB0.1 million in the corresponding period of 2013, primarily due to the profit recorded during the first quarter of 2014 .

Total Comprehensive Income and Earnings per Share

Total comprehensive income for the first quarter of 2014 was RMB185.8 million (US$29.9 million), compared to RMB4.5 million in the corresponding period of 2013.

For the first quarter of 2014, basic earnings per share and diluted earnings per share were RMB1.54 (US$0.25) and RMB1.51 (US$0.24), respectively, compared to basic and diluted earnings per share of RMB0.19 and RMB0.19 for the corresponding period in 2013.

Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2014 were RMB709.6 million (US$114.1 million), compared to RMB811.8 million as of December 31, 2013.

Business Update

Order Book Update

New Sales Contracts – During the first quarter of 2014, Ming Yang entered into sales contracts for wind power projects with a total output of 671.5MW, representing 285 units of 1.5MW WTGs and 122 units of 2.0MW WTGs.

Order Backlog – As of March 31, 2014, the Company’s order backlog amounted to 3.3GW, representing 1,361 units of 1.5MW WTGs, 524 units of 2.0MW WTGs, 59 units of 3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG. Cumulative signed orders since its inception amounted to 8.3GW, representing 4,484 units of 1.5MW WTGs, 647 units of 2.0MW WTGs, 79 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG.

Note to the Financial Information

The preliminary unaudited consolidated statements of operations and comprehensive income and consolidated statements of financial position accompanying this press release have been prepared by management using International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board. This preliminary unaudited financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.2164 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on March 31, 2014 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such a rate or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “goal”, “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang will host an earnings conference call on Wednesday, May 21, 2014 at 3:30 am Eastern Time (May 20, 2014 0:30 am Pacific Time / May 21, 2014 3:30 pm Beijing Time). The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States:	+1 8456750437
International (toll):	+65 67239381
China, Domestic:	400-620-8038 / 800-819-0121
Hong Kong:	852-24750994

To access international Toll Free Dial-In numbers:

Hong Kong:	800-930-346
United States:	+1 8665194004

Please ask to be connected to 1Q FY2014 China Ming Yang Wind Power Group Earnings Conference Call and provide the following pass code: Ming Yang

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
China:	400-602-2065
/400-632-2162 / 800-870-0206/800-870-0205
Hong Kong:	800-963-117
Pass code:	1142-2796

The replay will be archived for seven days following the earnings announcement until May 28, 2014.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2013.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Beatrice Li

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and ADS data)

	For the three months periods ended
	March 31, 2013	March 31, 2014	March 31, 2014
	RMB’000	RMB’000	USD’000
Revenue	805,404	1,224,032	196,904
Cost of sales	(715,746)	(1,032,026)	(166,017)

Gross profit	89,658	192,006	30,887
Other income	5,385	7,170	1,153
Selling and distribution expenses	(31,335)	(30,935)	(4,976)
Administrative expenses	(62,161)	(68,107)	(10,956)
Research and development expenses	(17,736)	(19,597)	(3,152)

(Loss) / profit from operations	(16,189)	80,537	12,956
Finance income	86,798	37,243	5,991
Finance expenses	(66,072)	(41,595)	(6,691)
Gain on loss of control of subsidiaries	—	124,460	20,021
Share of loss of associates	(795)	(172)	(28)

Profit before income tax expense	3,742	200,473	32,249
Income tax expense	(113)	(13,238)	(2,129)

Profit for the period	3,629	187,235	30,120
Other comprehensive income / (loss) for the period:
Foreign currency translation differences - foreign operations	862	(1,440)	(232)

Total comprehensive income for the period	4,491	185,795	29,888

Profit / (loss) attributable to:
Shareholders of the Company	23,326	188,416	30,310
Non-controlling interest	(19,697)	(1,181)	(190)

	3,629	187,235	30,120

Total comprehensive income / (loss) attributable to:
Shareholders of the Company	23,268	186,976	30,078
Non-controlling interest	(18,777)	(1,181)	(190)

	4,491	185,795	29,888

Basic earnings per share(1)	0.19	1.54	0.25
Diluted earnings per share(2)	0.19	1.51	0.24

(1)	The calculation of the basic earnings per share is based on the earnings attributable to the shareholders of the Company and the weighted average number of ordinary shares outstanding during the relevant period.
(2)	The calculation of diluted earnings per share is based on the profit attributable to ordinary shareholders of the Company and weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive ordinary shares.

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of December 31, 2013	As of March 31, 2014
	RMB’000	RMB’000	USD’000
Assets
Non-current assets
Property, plant and equipment	1,001,678	790,715	127,198
Intangible assets	195,816	102,525	16,493
Lease prepayments	352,142	350,512	56,385
Investment in associates	25,608	25,436	4,092
Investment in joint ventures	795,848	813,602	130,880
Other investments	30,197	30,000	4,826
Trade and other receivables	934,364	967,203	155,589
Prepayments	120,276	126,763	20,392
Deferred tax assets	224,843	210,980	33,938

Total non-current assets	3,680,772	3,417,736	549,793
Current assets
Inventories	2,235,459	1,607,365	258,568
Trade and other receivables	4,210,955	4,293,054	690,602
Prepayments	115,317	97,867	15,743
Other current assets	35,301	44,150	7,102
Pledged bank deposits	246,608	304,993	49,063
Cash and cash equivalents	811,848	709,649	114,158

Total current assets	7,655,488	7,057,078	1,135,236

Total assets	11,336,260	10,474,814	1,685,029

Equity
Issued share capital	(850)	(850)	(137)
Reserve for own shares	44,628	44,628	7,179
Capital reserves	(3,693,726)	(3,697,023)	(594,721)
Translation reserves	74,223	75,663	12,172
Accumulated losses	532,342	343,926	55,326

Total equity attributable to shareholders of the Company	(3,043,383)	(3,233,656)	(520,181)
Non-controlling interests	28,063	(99,009)	(15,928)

Total Equity	(3,015,320)	(3,332,665)	(536,109)
Liabilities
Non-current liabilities
Bond payable	(992,664)	—	—
Deferred tax liabilities	(52,102)	(15,815)	(2,544)
Provisions	(154,491)	(165,339)	(26,597)
Trade and other payables	(132,389)	(180,429)	(29,025)
Deferred income	(253,849)	(259,139)	(41,686)
Bank borrowings	(104,015)	—	—

Total non-current liabilities	(1,689,510)	(620,722)	(99,852)
Current liabilities
Bond payable	—	(994,374)	(159,960)
Trade and other payables	(4,230,737)	(3,905,507)	(628,259)
Bank and other borrowings	(1,283,055)	(883,378)	(142,104)
Income tax payable	(9,155)	(8,388)	(1,349)
Provisions	(249,559)	(263,485)	(42,385)
Deferred income	(41,328)	(37,160)	(5,978)
Deferred revenue	(817,596)	(429,135)	(69,033)

Total current liabilities	(6,631,430)	(6,521,427)	(1,049,068)

Total liabilities	(8,320,940)	(7,142,149)	(1,148,920)

Total equity and liabilities	(11,336,260)	(10,474,814)	(1,685,029)

SOURCE: China Ming Yang Wind Power Group Limited